Exhibit 21.1

Subsidiaries of the Registrants

Subsidiaries of DriveTime Automotive Group, Inc.	Jurisdiction
DriveTime Sales and Finance Company, LLC	Arizona
DriveTime Car Sales Company, LLC	Arizona
Drake Property & Casualty Insurance Company	Turks & Caicos Islands, British West Indies
DriveTime Ohio Company, LLC	Arizona
Carvana, LLC	Arizona
DT-WF SPE I, LLC	Delaware

Subsidiaries of DT Acceptance Corporation	Jurisdiction
DT Credit Company, LLC	Arizona
GFC Lending LLC	Arizona
DT Jet Leasing, LLC	Arizona
7300 East Hampton LLC	Arizona
DT Warehouse, LLC	Delaware
DT Warehouse II, LLC	Delaware
DT Warehouse IV, LLC	Delaware
DT Warehouse V, LLC	Delaware
DT Receivables Company 10-1, LLC	Delaware
DT Receivables Company 11-1, LLC	Delaware
DT Receivables Company 11-2, LLC	Delaware
DT Receivables Company 11-3, LLC	Delaware
DT Receivables Company 12-1, LLC	Delaware
DT Receivables Company 12-2, LLC	Delaware
DT Funding, LLC	Delaware